
05008594

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Companhia De Transmissao De Energia Electric

*CURRENT ADDRESS



**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4980 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 6/7/05

ARIS
12-31-04



TRANSMISSÃO PAULISTA

Companhia De Transmissao De Energia Electrica

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004


TRANSMISSÃO
PAULISTA

CNPJ 02.998.611/0001-04
PUBLICLY-TRADED COMPANY

(Convenience Translation into English from the Original Previously Issued in Portuguese)

MANAGEMENT REPORT – 2004

To our Shareholders,

The management of CTEEP – Companhia de Transmissão de Energia Elétrica Paulista submits for your appreciation the Report and Financial Statements for the year ended December 31, 2004, duly accompanied by the reports of the Independent Auditors and the Fiscal Council.

The growth in demand for electric power in the State of São Paulo in 2004 drove the Company to expand and modernize 17 substations. Transmission lines were expanded with the conclusion of the second 230 kV Chavantes-Botucatu transmission line and the third circuit of the 345 kV Tijuco Preto-Baixada Santista transmission line.

In the operational area, we highlight Transmissão Paulista's economic and financial performance, which can be analyzed through the indicators presented in this Report, including: Net Operating Revenues with growth of 29.7% in 2004, and Income from Service, evolving 98.7% in relation to the prior year.

We also point out, from the technical viewpoint, the investment in modernizing the Cabreúva Regional Operation Center, responsible for supervising and controlling 35 substations, representing the consolidation and reliability of the electric system in its operating area.

The Company's total investments in 2004 were approximately R$ 162.7 million, of which more than 50% was in expansion projects, which yield additional revenues, and the remainder was in improvements in existing assets.

Gross Operating Revenues reached R$ 1,161.5 million, approximately 28.0% higher than that obtained in 2003, and Net Income for 2004, in the amount of R$ 348.8 million, was 56.8% higher than that for the prior year.

Also aware of its noteworthy role in the development in the State of São Paulo and in Brazil, Transmissão Paulista remained engaged in actions and programs related to Social Responsibility, Research & Development and the Environment.

Mauro Guilherme Jardim Arce
Chairman of the Board of Directors

THE COMPANY

Transmissão Paulista is a mixed-economy company controlled by the Government of the State of São Paulo through the State Finance Department, which holds 53% of the total common shares. Besides the State of São Paulo's controlling block, the Federal Government and ELETROBRÁS are also shareholders, holding 15% and 10% of the common shares, respectively.

Its mission is to operate, maintain, expand and exploit electric power transmission systems, with excellence in provision of services, adequate return for shareholders, customer satisfaction and respect for the environment, contributing to the community's economic and social development.

With over R$ 4.6 billion in assets, Transmissão Paulista transmits almost all the electricity consumed in the State of São Paulo, 30% of all the energy produced in Brazil, and 60% of the electricity consumed in the Southeast region.

Its electric system is composed of 11.8 thousand km of transmission lines, 18.3 thousand km of transmission circuits, 102 substations operating with tension of up to 550 kV, and 463 transformers in operation, totaling a transformation capacity of 38,509 MVA, in addition to 145 microwave stations and 1.4 thousand km of fiber optic cables.

To operate this complex structure, the Company makes significant investments in technology, environmental management, quality and improved qualification of its human resources.

THE MODERNIZATION AND EXPANSION OF THE TRANSMISSION SYSTEM

In 2004, Transmissão Paulista transmitted 120,722 GWh and implemented actions of major importance, based on its strategic planning, with the main guideline of the modernization and expansion of its installations.

The System Operation Centers have been prioritized in the modernization process. As in the example of the System Operation Center (CRO) in Bom Jardim and the Regional Operation Centers (CROs) of Bauru and São Paulo, all with ISO 9001 certification, the Cabreúva Regional Operation Center (CROC) also updated its facilities, installing a video wall, replacing the mimic wall.

This action improved the supervision, coordination and control of the operation in real time for 35 substations under the operating responsibility of the CROC, ensuring reliability of the system in the Company's operating area, considering that the CROC serves approximately 80 municipalities, coordinating an electricity system with an installed transformation capacity of 15.9 thousand MVA, corresponding to 41% of the total capacity of Transmissão Paulista. The significant growth of the market supplied required expansion in the capacity of substations.

In the Cabreúva substation, the third 440-230 kV, 750 MVA autotransformer bank with the respective 440 kV and 230 kV bays, all equipped with digital protection systems and disturbance meters, the replacement of disconnectors and circuit breakers in the four 230 kV bays for the Edgard de Souza substation, and the disconnectors in the two existing 440-230 kV autotransformer banks, as well as the replacement of other associated equipment. It was also necessary to replace equipment for exclusive use by Companhia Brasileira de Alumínio - CBA, adjusting its capacity to the load increase planned in that industrial producer, and expanding that substation's transformation capacity. This expansion added greater reliability to the operation of Transmissão Paulista's system and the National Interconnected System (SIN), benefiting the Northeast Region of the city of São Paulo and the consumers of CBA.

Another highlight is the entry into commercial operation, in the Miguel Reale substation, of the second installation corresponding to two transformer banks of 345-88 kV-400 MVA each, and a set of SF6 138 kV insulated shielded busbars, providing for an 800 MVA expansion in transformation capacity in the central region of the city of São Paulo.

Other major work was performed to ensure operating flexibility, quick recomposition of 440 kV corridors, improvement in tension control and reliability of Transmissão Paulista's system and the SIN.

Accordingly, investments were made in the replacement of circuit breakers in the Jupiá substations - 440 kV, Três Irmãos bay and Taquaruçu bay; Cabreúva 440 kV, Embu Guaçu bay; Iha Solteira 440 kV, Araraquara bay - circuit 1 and circuit 2; Cabreúva 230 kV, and other equipment in the bays of the transmission lines, remote terminals and interconnection of bars, and Promissão 138 kV, Lins bay. Investments were also made in the installation of compact bays, isolated bays and SF6, for connection of reactors in the Araraquara and Bauru substations, and the interconnection of 440 kV bars in the Jupiá substation.

In the Bom Jardim and Baixada Santista substations, emergency control schemes were installed, allowing unallowable overloads in the remaining transformer to be avoided.

In the Promissão, Barra Bonita, Ibitinga, Itapetininga II, Dracena, Jupiá - 138 kV, Ilha Solteira -138 kV and Bragança substations, remote terminal units were installed that will add the following basic functionalities to the system's operation:

- Communication capacity with multiple operating centers, with protocols, communication rates and distinct databases;
- Communication capacity with various intelligent electronic devices, with distinct protocols;
- Real time, multitask operating system;
- Easy remote configuration;
- Time synchronization by GPS; and
- Attribution of time stamp to each acquired event.

Regarding the expansion of the transmission lines, the Company implemented the third circuit of the 345 kV Tijuco Preto-Baixada Santista transmission line with a 26 Km extension. Considered priority and emergency work, it increased the reliability of the Baixada Santista substation that serves the industrial hub of Cubatão, Santos and other loads of the coast of the State of São Paulo. The project included the construction of a bay in the Tijuco Preto substation, of the company Furnas, and another in the Baixada Santista substation. Each bay is composed of five isolators, six current transformers, three power transformers, carrier equipment and a circuit breaker in the Baixada Santista substation, and two circuit breakers in the Tijuco Preto substation, all with nominal tension of 362 KV.

Another highlight is the implementation, operation and maintenance of the second 230 kV Chavantes-Botucatu transmission line, with a simple circuit and 137 Km extension, and the respective connections, beginning at the Chavantes substation and ending at the Botucatu substation, distributed in 10 municipalities in southeastern State of São Paulo.

The transmission line was implemented sharing portions of other existing lines belonging to the Company, and considering the significant 137 Km extension, this represented a reduction in the use of resources, environmental impact and restrictions to agricultural activities. Also in order to minimize the environmental impact, taller towers were used in regions with native forest, in order to permit transmission without removing vegetation. The start-up of operation of the second circuit of the 230 kV Chavantes-Botucatu transmission line brought greater reliability to the handling of the region's loads.

In addition to these works, others were planned and carried out for the transmission of the energy generated by the plants of Alto Paranapanema, comprising the Chavantes, Jurumirim and Piraju plants, through Transmissão Paulista's 230 kV, 138 kV and 88 kV network, interconnecting the region's substations.

To maintain the operating security of the lines and transformations involved, and for improvement in taking advantage of the energy available in those plants, the recapacitation of the 138 kV Jurumirim-Capão Bonito transmission line was conducted. Due to the vital character of this transmission line for operation the region's electric system, making it unfeasible to disconnect it for long periods, the recapacitation work required the use of techniques of live line work. As a result of this recapacitation, the capacity of the 138 kV Jurumirim-Capão Bonito transmission line was increased by 76%, from 79 MVA to 139 MVA per circuit, for normal operating conditions, improving the handling of the loads of the region served by the Capão Bonito substation.

The Company is also replacing the existing protection system for microprocessed digital protections with incorporated oscilography and remote access from the Bom Jardim Analysis Center. Thus, the reliability and adequacy of the protection system established by the National Electric System Operator (ONS) are maintained. Through this system, the recommended procedures for the São Paulo and Paraíba Valley network are carried out.

System Performance Indicators

The main technical indicators that reflect the reliability of the transmission system had the following performance:

Consumer Power Interruption Duration: concept corresponding to the time the load equivalent to the system's maximum demand was interrupted. This indicator may also be understood as the equivalent to the duration of an interruption of the maximum demand in the period. In 2004, the interruption time was 5.5802 minutes; and

Consumer Supply Interruption Frequency: concept entailing the fraction of interrupted demand, corresponding to the number of times the maximum demand was interrupted in the period. In 2004, this index was 0.2252.

ECONOMIC AND FINANCIAL PERFORMANCE

Fundamentals

The Company's main source of revenue is the use of its electric power transmission system by other concessionaires. Its annual revenue related to the Basic and Connected Network facilities was adjusted through National Electric Power Agency (ANEEL) Resolutions over the course of 2004, with an average adjustment of 18.4% in relation to the prior levels.

The Company's budget in 2004 allowed for investments of R$ 159,590 thousand in production activities, of which R$ 72,027 thousand for improvements in existing assets and R$ 87,563 thousand for new projects with the purpose of additional revenue. In 2004, 14 new projects entered into commercial operation, providing additional revenue of R$ 47,546 thousand that year, corresponding to annualized revenue of R$ 101,469 thousand.

Energy Projects 2004

				R$ 000		
		Resolution		Investment to be	Revenue for 1st to	Commercial
No.	Project	No.	Date	Remunerated	15th Year	Operation
	Basic Network					
1	Jupiá I Substation	545	10/14/2003	2,076	333	01/04/2004
2	Ilha Solteira Substation	545	10/14/2003	2,568	350	05/31/2004
3	Cabreúva Substation	503	09/06/2002	34,540	9,100	06/27/2004
4	Bauru I Substation	591	10/30/2002	4,605	890	06/29/2004
5	Miguel Reale Substation	719	12/18/2002	289,551	65,558	06/30/2004
6	Baixada Santista – Tijuco Preto Transmission Line	584	12/21/2001	6,402	1,222	07/28/2004
7	Baixada Santista Substation	584	12/21/2001	5,026	943	07/29/2004
8	Tijuco Preto Substation	584	12/21/2001	6,592	1,239	07/30/2004
9	Araraquara Substation	591	10/30/2002	5,980	1,156	08/03/2004
10	Jupiá II Substation	591	10/30/2002	6,013	1,161	08/04/2004
11	Bauru II Substation	591	10/30//2002	5,980	1,156	08/11/2004
12	Chavantes – Botucatu Transmission Line	Auction 003	09/28/2001	34,529	10,614	11/19/2004
	Connection					
13	Miguel Reale Substation	-	-	34,080	7,716	06/30/2004
14	Elektro	-	-	-	31	07/25/2004
	Total			**437,942**	**101,469**	

In 2004, Operating Revenues reached R$ 1,161,509 thousand, which, after deductions of taxes and direct charges, resulted in Net Operating Revenues of R$ 1,097,994 thousand.

Operating Expenses directly manageable by the Company, basically corresponding to personnel, materials and services, in the amount of R$ 476,434 thousand, represented 43.4% of Net Operating Revenues.

The Company's Cash Generation, expressed by Income from Service plus the amount of Depreciation, reached R$ 580,100 thousand, representing a margin of 52.8% of Net Operating Revenues.

The Company had Net Income of R$ 348,778 thousand for 2004, equivalent to R$ 2.34 per thousand shares.

Analysis of Results for the Years Ended December 31

	In thousand of Brazilian reais - R$	
	2004	**2003**
OPERATING REVENUES	1,161,509	910,159
DedUCTIONS FROM Operating Revenues	(63,515)	(63,566)
NET OPERATING REVENUES	1,097,994	846,593
OPERATING EXPENSES	(682,463)	(637,452)
INCOME FROM SERVICE	415,531	209,141
FINANCIAL INCOME	79,200	74,766
INCOME FROM OPERATIONS BEFORE INTEREST ON CAPITAL	494,731	283,907
Interest on Capital	(75,000)	(147,249)
INCOME FROM OPERATIONS AFTER INTEREST ON CAPITAL	419,731	136,658
NONOPEARTING INCOME (EXPENSES)	5,815	(6,695)
INCOME BEFORE TAXES ON INCOME	425,546	129,963
Income and Social Contribution Taxes	(151.768)	(54,836)
Reversal of interest on Capital	75,000	147,249
NET INCOME	348,778	222,376

Income from Service in 2004 was 98.7% higher than in 2003, demonstrating the significant improvement in the Company's operating performance, with the operating margin going from 24.7% in 2003 to 37.8% in 2004.

Income from Operations for 2004, before Interest on Capital, was 74.3% greater than in 2003, confirming the improvement in the Company's operating and financial performance.

As a consequence of the positive results obtained in its management of operations in 2004, Transmissão Paulista obtained Net Income of R$ 348,778 thousand, growing 56.8% compared to the result for 2003.

The economic and financial performance last year allowed the Company to pay its shareholders, during 2004, the amount of R$ 75,000 thousand as Interest on Capital, corresponding to 21.5% of Net Income. This amount is 62.3% greater than the Mandatory Minimum Dividend of R$ 46,200 thousand.

Capital Structure

Transmissão Paulista concluded 2004 with a capital structure with 20.2% third-party funds, including a debt of just 6.3% in relation to total assets. This situation is mainly the result of the formal restrictions imposed by the National Monetary Council for public-sector debt. As it is controlled by the State of São Paulo, Transmissão Paulista is therefore affected by these regulatory restrictions, impairing access to sources of financing that offer capital at interest rates compatible with the return on the electric power transmission business.

Accordingly, the Company has been using funds generated internally to cover its investment program, since the raising of funds at interest rates incompatible with the return on the business would result in a reduction in shareholder value, in addition to compromising the Company's debt capacity for the future.

Trading of Shares

In 2004, 48,754 trades of Company shares were conducted on the São Paulo Stock Exchange (BOVESPA), involving a total volume of R$ 492,276 thousand.

Within the Company's American Depositary Receipt (ADR) – level 1 program, the Company's share base at the end of 2004 included 28,384 ADRs referring to preferred shares and 12,333 ADRs referring to common shares. In the existing programs, each ADR corresponds to 3,000 shares of the respective type.

Over the course of 2004, the BOVESPA index (IBOVESPA) rose 17.8%. In this same period, the Company's common shares appreciated 6.1%, while its preferred shares appreciated 5.4% in the market.

Level 1 of Corporate Governance

Transmissão Paulista was the first electric power company in the State of São Paulo to formally adhere to corporate governance practices, signing, on September 18, 2002, the Level-1 Adhesion Agreement for Differentiated Corporate Governance Practices with the São Paulo Stock Exchange (BOVESPA).

With the adhesion, the Company, whose preferred shares are included in the IBOVESPA, began to also be part of the Corporate Governance Index (IGC), which measures the performance of companies listed in BOVESPA's Corporate Governance Program.

In compliance with the corporate governance rules, Transmissão Paulista held a meeting on September 29, 2004 with analysts and investors, in the auditorium of the Association of Capital Market Investment Analysts and Professionals (APIMEC-SP), in which it presented its economic and financial results, the composition and adjustment of its revenues, the new regulatory scenario for the transmission segment, the context of the budget, outlook, challenges, and the Company's social responsibility.

Thus, Transmissão Paulista reinforced its commitments with the best practices of corporate governance, especially clarity and opportunity in the information offered in the market.

Independent Auditors

In relation to the provisions of Brazilian Securities Commission (CVM) Instruction 381, of January 14, 2003, the Company informs that Deloitte Touche Tohmatsu Auditores Independentes was engaged in May 2004 for audit of its financial statements for a period of three (3) years, and since then has only provided services related to external audit.

MODERNIZATION AND INTEGRATION OF THE CORPORATE SYSTEM

The Company modernized and integrated its corporate system. For the supplies system, In-Person Bidding and the Electronic Purchasing Exchange of the State of São Paulo (BEC) were established, which have provided a great deal of transparency and uniformity in the purchasing process.

The integration of business management information systems has become strategic, directing and prioritizing projects that contribute to all levels of the corporation having access to the information necessary for the performance of their activities. Accordingly, the business management and information system programs were fully integrated, providing gains in productivity and precision in business controls.

Another integration implemented entailed the unification of two environments, electric system supervision and control, and the corporate network. The availability of information has been accompanied by the expansion of the corporate network that used various data communication media, whether in-house, the network of the Government of the State of São Paulo, Intragov or the Internet. In all, 65 units are interconnected with the corporate network, allowing information to be accessed by nearly all employees.

Outside recognition of the quality of the information technology policy adopted by the Company was certified by the CIO Gov 2004 award for the best case. The CIO Gov award is promoted by the Information Technology and Telecommunications Users Society (SUCESU). Transmissão Paulista was awarded for the work "Implementation of Information Security Policy in Transmissão Paulista".

External recognition of the Company in the IT area in 2004 also occurred through an article published in the magazine Info Exame, in its "100 Most Connected Companies in Brazil" edition, including Transmissão Paulista among the companies in which the IT structure is essential for business.

QUALITY AND COMPETITIVENESS

Quality management in Transmissão Paulista and the expansion of the ISO 9001 certification processes accompanied the modernization process and reinforced the Company's commitment to the ongoing search for service excellence.

The Company has prioritized ISO certification as strategic and determining processes in increasing competitiveness, beginning with the activities of coordination, supervision and control of the operation in real time by the System Operation System, and subsequently extended to the three Regional Operation Centers.

We highlight below the processes that were considered strategic:

- Inspection of Overhead Transmission Lines;
- Scheduling of Maintenance of Installations of the Basic Network and Supplementary Network;
- Registration and Evaluation of Material, Equipment and Service Suppliers; and
- Expansion of the scope of the certifications involving the Operation Centers.


TRANSMISSÃO
PAULISTA

CNPJ 02.998.611/0001-04
PUBLICLY-TRADED COMPANY

ISO 9001:2000 Certifications Obtained

Unit	Scope	Certifying Entity
System Operation Center – COS Certification: 12/23/1998 Recertification: 03/15/2002 Migration: 10/16/2002	Coordination, Supervision and Control of the Operation in Real Time of the Electric, Energy and Hydraulic Systems	BVQI
Bauru Regional Operation Center – CROB Certification: 05/03/2002	Coordination, Supervision and Control of the Operation in Real Time of the Electric System	BVQI
Cabreúva Regional System Operation Center – CROC Certification: 05/15/2002	Coordination, Supervision and Control of the Operation in Real Time of the Electric System	BVQI
São Paulo Regional System Operation Center - CRO-SP Certification: 03/22/2001 Migration: 10/18/2002 Recertification: 05/12/2004	Coordination, Supervision and Control of the Operation in Real Time of the Electric System	BVQI
Substation and Line Maintenance Division (TEM) and Inspection Teams of Bauru, Votuporanga, Chavantes, Itapetininga, Presidente Prudente, Jupiá, Santa Bárbara, Mocóca, Cabreúva, Taubaté, Santo Ângelo, Litoral and São Paulo. Certification: 12/19/2003	Inspection of Overhead Transmission Lines	ABS
Substation and Line Maintenance Division (TEM) and Maintenance Scheduling and Analysis Teams of Bauru, Votuporanga, Chavantes, Jupiá, Santa Bárbara, Cabreúva, Taubaté, Litoral and São Paulo. Certification: recommended on 12/16/2004	Scheduling of Maintenance Services in Installations of the Basic Network and Supplementary Network	BVQI
Technology and Material Administration Division (AST) Certification: recommended on 12/22/2004	Registration and evaluation of material, equipment and service suppliers	BVQI

RESEARCH AND DEVELOPMENT PROGRAMS

In 2004, the Company continued the strong technological innovation program it develops through research and development programs.

Evolution of Investments in R&D Projects	
Cycle	**In thousand of Brazilian reais – R$**
2001/2002	**3,218**
2002/2003	**3,562**
2003/2004	**2,218**
2004/2005	**4,430**
Total	**13,428**

In 2004, 17 projects for the 2002/2003 cycle were concluded, which will add considerable knowledge in monitoring and automation of supervision and control systems, artificial intelligence to the transmission lines, information technology to the corporate environment, measuring of externalities for the Company's costs and diagnosis of transformers for the power system.

Ten new projects, part of the 2003/2004 cycle, began application in the technical and finance areas.

Recognition for the quality of the technological innovation of Transmissão Paulista's program had a positive mark on the year, ranking among the three best projects, among 70 entries, for the Fundação Coge award. The Company qualified in the category Occupational Safety and Health Management, presenting the project "Minimization of Repetitive Stress of Electricians in Transmission Line Maintenance".

The award concluded with the obtaining, in this period, of approval by the National Industrial Property Institute (INPI) of the patent protocol for the project. The patent request was based on the novelty of the proposal and the importance, of the equipment, created by the project for the health and safety of electricians, which represent approximately 8% of the Company's personnel.

Three other projects, the "Transmission Line Service System", the "Open Substation Supervision and Control Systems" and the "Research and Development of Digital and Absolute Isolator Position Sensor" were selected for presentation in the 11th International Automation Convention and Exposition (CONAI), proving the return, through entirely automated applications, on the increasing investments made in research and development.

Also in 2004, in compliance with the provisions of the concession agreement, the Company submitted for the appreciation of the National Electric Power Agency (ANEEL), 23 new projects, within the 2004/2005 cycle, which should be carried out in 2005.

THE ENVIRONMENT

Implementation of Environmental Management Systems – ISO 14.001

Transmissão Paulista continued the process of environmental certification of its units, maintaining the priority of implementing environmental management systems in all its substations. Currently, the following substations have NBR ISO 14001:1996 certification: Santa Bárbara D'Oeste, Xavantes, Araraquara, Centro-ETR, Oeste and Registro.

In 2004, the substations and the corporate areas involved with the environmental systems were submitted to the external audit process, conducted by the team of independent auditors and specialists of the company DQS do Brasil, for maintenance of the certifications obtained previously.

Waste Management

Transmissão Paulista has developed its own methodology to fulfill NBR ISO 14001 requirements, respecting the everyday practices of substation operation and management and corporate culture.

Accordingly, the process of implementing the environmental management system in new units included the incorporation of improvements proposed in countless audits.

For the fastest possible environmental certification in all its substations, Transmissão Paulista implemented a corporate waste management system, with the goal of complying with environmental legislation and eliminating waste.

Waste management involved the various stages of inventory taking, classification, treatment of waste, definition of procedures for collection, handling, containing, transportation, provisional storage and final disposal.

In addition, an environmental diagnosis was conducted in all substations, with the purpose of defining priorities for the continuity of the process of obtaining NBR ISO 14001 certifications. In this diagnosis the substations whose territorial location involved a greater environmental risk were considered: those with some history of accidents, those without firewalls for the transformer and reactor banks; and those near communities, among others.

The result of this diagnosis allowed the substations to be grouped according to similar environmental aspects and risks, and the definition of priority groups in the continuity of the environmental certifications.

The conclusion of the implementation of the corporate waste management system will allow Transmissão Paulista to use the strategy of multi-site certification recommended by the certification company DQS do Brasil. Beginning in 2005, environmental management systems will be simultaneously implemented in various substations, with similar environmental aspects and risks, and the certifying body will issue, at the end, a multi-site certification encompassing the substations involved.

Environmental Conduct Adjustment Agreement (TAC)

On March 26, 2004, the State Department of the Environment granted to Transmissão Paulista Environmental Operation License 00136, referring to the Electric Power Transmission System (lines, substations, microwave towers and access roads), under the TAC signed on December 19, 2002. This license is valid for ten (10) years.

The Operation License was issued after fulfillment by the Company of five Forest Restoration Projects, totaling 272.99 hectares, in conservation units belonging to the Forest Institute.

Reforestation Projects

In compliance with the TAC, Transmissão Paulista has prepared projects to recover an area equivalent to 272.99 hectares within the conservation units belonging to the Forest Institute. The units designated by the Forest Institute were Assis State Forest, the Buri Experimental Station, the Itapetininga Experimental Station, Batatais Forest and the Mogi Guaçu Experimental Station.

A modern and comprehensive approach was adopted, encompassing ecological concepts of natural regeneration of ecosystems and environmental adequacy of state units in relation to prevailing environmental legislation. The combination of forest management techniques with planting techniques, and their proper application, will allow for efficient forest restoration, with the best result – densely vegetated with high biological diversity – and the lowest financial cost.

Mapping and Diagnosis

With this approach, each of the five projects included, for each unit chosen by the Forest Institute, a diagnosis of the use and occupation of soil, the characterization and mapping of the areas protected by prevailing environmental legislation, a description of the plant life of these units and the methods for conducting and monitoring of the areas that require forest restoration. A map of the environmental situations found and a listing of the region's native plant species were also submitted to the Forest Institute.

The projects were concluded and filed, for analysis and approval by the State Department of the Environment in July 2004. The implementation of the reforesting will entail various stages and the schedule for final conclusion of the project is four years, with planting beginning in 2005.

Environmental Licensing of Transmission Lines

LT 230 Kv Chavantes-Botucatu Transmission Line – Circuit 2

Transmissão Paulista obtained Environmental Operating License 00156, issued on November 16, 2004, valid for 10 years. This authorization permits the Company to operate and maintain the Chavantes-Botucatu Transmission Line - Circuit 2, respecting the good environmental practices, during the performance of the activities of clearing and management of the vegetation of the security margin, during the project period.

LT 345 Kv Baixada Santista-Tijuco Preto Transmission Line – Launch of Third Circuit

Transmissão Paulista obtained Environmental Operating License 00144, issued on July 26, 2004 by the State Department of the Environment, valid for 10 years. The granting of the Environmental and Installation License 00272 was issued on October 3, 2003 and the Advance License 00606, on May 23, 2003. The aforementioned line was implemented along the existing concession land and land owned by Transmissão Paulista, in the environmental licensing process that involved the Historic, Artistic, Archeological and Tourism Defense Council (CONDEPHAT) and the Forest Institute.

LT 345 Kv Guarulhos-Anhangüera Transmission Line

The Guarulhos-Anhangüera transmission line went into operation in 1962 and has not been operational since 1992, being maintained as a strategic technical reserve for the expansion of the electric system that serves the São Paulo Metropolitan Region.

In 2004, the environmental licensing process of reactivation work on this line began, involving the replacement of towers and cables to allow for the change in the operating tension from 230 kV to 345 Kv. The line passes through urbanized areas of the city of São Paulo and has a 6 Km stretch within Serra Cantareira State Park. Transmissão Paulista concluded the preparation of the Preliminary Environmental Report and filed it for analysis by the State Department of the Environment in April 2004.

PERSONNEL MANAGEMENT AND SOCIAL RESPONSIBILITY

The Company's 2,985 employees are distributed among various regions of the State of São Paulo, 55.6% in the interior and 44.4% in the city of São Paulo. Of this total, 80.4% are allocated in the technical area.

The qualified personnel have required an ongoing process of professional development. All the Company's employees are literate, 45.5% have high school degrees, and 35.5%, university degrees.

Accordingly, the Corporate Education Program, implemented in Transmissão Paulista since 2001, has ensured the retraining, knowledge and constant updating of its professionals in the managerial, institutional, technological and IT areas.

In 2004, courses were held for development and specialization in all areas of the Company, totaling 8,901 participations, with 114,000 man-hours in training, in 776 goups, representing 38 hours of training per employee per year, in addition to the Scholarship Programs, English Program, Regulatory Internship Program and the Professional Performance Evaluation.

In addition to professional development, Transmissão Paulista had invested a great deal in its employees' health, through health and social assistance campaigns, which have represented a major differential in reducing illnesses.

Two programs were considered fundamental for employees' health in 2004: flu vaccinations, involving 1,864 employees, 754 relatives and 640 contractors, totaling 3,258 doses, and the anti-smoking program. A year after its implementation, the anti-smoking program achieved a significant improvement in participating employees' quality of life, obtaining a 70% success rate.

SOCIAL RESPONSIBILITY

For the second consecutive year, in the National Corporate Citizenship Forum, Transmissão Paulista's Social Responsibility Program was awarded the Citizen Company trophy for its social actions.

The Program was conceived from the viewpoint of internal employee awareness of the concept and exercise of citizenship, extending to their relatives and community. It encompasses social, technological and cultural projects, constantly tightening relations between Transmissão Paulista and society, as follows.

Follow-up

Social follow-up for employees on leave due to health problems and occupational accidents.

Chemical Dependence

Prevention and assistance, through the Transmissão Support Group for employees and relatives with chemical dependence and support for families.

Developing Talents

Training for the visually impaired through rehabilitation activities (courses on reading and writing in Braille). Offering of computer and telemarketing courses for the visually impaired in the community in the city of São Paulo, training for digital inclusion and subsequent insertion in the labor market, implemented in partnership with the Association of the Visually Impaired and Friends (ADEVA).

Efficiency

Assistance for employees and their children with physical, mental, sensorial and multiple impairments. Orientations, referrals, measures for special needs, and meetings with relatives, in addition to events bringing together employees participating in the project, their families and management, to exchange experiences.

Young Worker

Through an educational cooperation agreement, the purpose is to provide youth from the community with professional and personal development though practical learning of administrative routines and corporate contact, both in the city of São Paulo and in the Decentralized Units.

Transmitting Health

Promotion of actions that favor prevention and awareness by Transmissão Paulista employees in terms of health.

Historical Heritage of Energy Foundation

Created to ensure the preservation of the cultural heritage of energy companies, becoming a center of national reference in the sector. The foundation, supported by Transmissão Paulista, has been contributing decisively to the dissemination of the history of energy and the vast universe related to it, allowing for greater understanding of the changes that have occurred in our society in this century, preserving archives, objects, equipment and sites of historical value. The foundation's collection contains archival, bibliographical, museum and architectonic documentation, providing support for research.

Work Fronts

Emergency action supporting the unemployed, developed in partnership with the Department of Employment and Labor Relations, with the purpose of providing occupation, professional training and income for the population unemployed for at least one year and residing in the State of São Paulo for at least two (2) years.

Child Citizen Institute (ICC)

Transmissão Paulista is one of the maintainers of the Child Citizen Institute, supporting activities that benefit approximately 8 thousand children, adolescents and adults through various projects, such as Daycare – Preschool, Tutoring, Job Initiation Center, Literacy Project and the Our Community Project.

Orchard Project

Conducted in partnership with the State Department of the Environment, it conducts actions to minimize the visual impact of the Transmission Lines along the banks of the Tietê and Pinheiros rivers. In addition to promoting the environmental recovery of the banks of the Pinheiros River, the Orchard Project promotes citizenship, using the labor of the participants in the Work Fronts, consolidating a partnership that benefits the entire community in the city of São Paulo.

Energy, Art & Culture

Transmissão Paulista has sponsored cultural and artistic activities, with the use of financial resources in projects qualifying under the Tax Incentive Law (Rouanet Law). In 2004, projects included the restoration and implementation of the São Paulo Museum of Energy, in an area on the corner of Alameda Cleveland and Alameda Nothman, in the neighborhood of Campos Elíseos, known as the "Santos Dumont Mansion", in partnership with the Historical Heritage of Energy Foundation, and the restoration of the Campos Elíseos Palace, the former seat of the São Paulo State Government.

Transformation Project

The purpose is to sponsor and disseminate events that promote citizenship, technological development and culture, strengthening relations between Transmissão Paulista and society, such as the National Seminar on Information and Knowledge Management in the Electric Power Sector, the 47th State Convention of Municipalities, Foundation for the National Quality Award (FPNQ), Brazilian Strategic Planning Convention, and the National Seminar on Electric Power Production and Transmission, among others.

PIPA Project

This project was born from the need to guide and educate kite fliers, and thus prevent the possibility of accidents caused by lack of information. In certain schools, near the Company's facilities, talks were given and informative material was distributed. Student participation was also encouraged through a writing contest on the topic. The initial target of 74 schools was surpassed, reaching 213 throughout the State of São Paulo, with the participation of 134,127 students.

Warm Clothing Campaign

Transmissão Paulista has the commitment to carry out significant actions in society, practicing and sharing a culture of Social Responsibility. The Warm Clothing Campaign is promoted annually by the Solidarity Social Fund of the State of São Paulo (FUSSESP) and is conducted on a voluntary basis by the Company's employees in 55 locations with collection posts in over 100 cities. In 2004, 288,757 articles were collected, which were washed, repaired, packaged and labeled for identification.

Artisan Bakeries

A project whose main objectives are professional training, improvement in the quality of eating habits and the generation of income. In partnership with the Solidarity Social Fund of the State of São Paulo (FUSSESP), the program trains persons indicated by registered entities, and artisan bakery kits are delivered, composed of a blender, scale, aluminum baking pans and a cooking gas bottle, donated by the private sector. Through Transmissão Paulista and commercial partnerships, 164 kits were donated. This project has a highly positive repercussion in Mercosur countries.



TRANSMISSÃO PAULISTA

CNPJ 02.998.611/0001-04
PUBLICLY-TRADED COMPANY

SOCIAL BALANCE SHEET

(In thousands of Brazilian reais – R$)

Calculation Bases	2004	2003
Net Income (NI)	1,097,994	846,593
Income from Operations (IO)	419,731	136,658
Gross Payroll (GP)	329,973	328,487

Internal Social Indicators	Valor	% of GP	% of NI	Valor	% of GP	% of NI
Meals	10,658	3.2	1.0	9,843	3.0	1.2
Compulsory payroll charges	70,290	21.3	6.4	66,195	20.2	7.8
Pension Plan	12,875	3.9	1.2	11,979	3.6	1.4
Healthcare	12,934	3.9	1.2	10,760	3.3	1.3
Education	5,342	1.6	0.5	6,024	1.8	0.7
Daycare allowance	182	0.1	-	160	-	-
Profit sharing	13,448	4.1	1.2	9,968	3.0	1.2
Other	402	0.1	-	497	0.2	0.1
Total	126,131	38.2	11.5	115,426	35.1	13.7

External Social Indicators	Valor	% of IO	% of NI	Valor	% of IO	% of NI
Contributions to society: education, culture, health and sanitation, sports, anti-hunger and food security, and others	2,990	0.7	0.3	2,500	1.8	0.3
Taxes (except payroll charges)	83,169	19.2	7.6	52,767	38.6	6.2
Total	86,159	19.9	7.9	55,267	40.4	6.5

Environmental Indicators	Valor	% of IO	% of NI	Valor	% of IO	% of NI
Related to the Company's operation	423	0.1	-	409	0.3	-
In external programs and/or projects	228	0.1	-	176	0.1	-
Total	651	0.2	-	585	0.4	-

Personnel Indicators	2004	2003
Headcount at end of year	2,985	3,088
Hiring during the year	3	11
Employees above the age of 45	1,102	984
Female employees	322	343
% management positions held by women	10.3	10.3
Employees with disabilities	13	13

Significant Information on the Exercise of Corporate Citizenship	2004	2003
Ratio between highest and lowest compensation	21 times	21 times
Total occupational accidents	25	16
Social and environmental projects conducted by the Company were defined by:	Directors/Managers	Directors/Managers
Safety and health standards in the work environment were defined by:	Directors/Managers	Directors/Managers
The pension plan includes:	All employees	All employees
Profit sharing includes:	All employees	All employees
In the selection of suppliers, the same ethical and Social/environmental responsibility standards adopted by the Company	Recommended	Recommended
For employee participation in volunteer programs, the Company:	Supports	Supports

ACKNOWLEDGEMENTS

The management of Transmissão Paulista thanks its shareholders, customers, suppliers and government bodies for their attention, cooperation and trust during 2004, and it expresses its special recognition to its employees for their dedication and efforts, through which the Company achieved the results presented.

Management



(Convenience Translation into English from the Original Previously Issued in Portuguese)

BALANCE SHEETS AS OF DECEMBER 31

(In thousands of Brazilian reais – R$)

	2004	2003
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents		
Cash and cash equivalents	133	285
Temporary cash investments	543,857	317,583
	543,990	317,868
Accounts receivable		
Consumers, concessionaires and permittees	141,419	116,460
Inventories	25,874	21,052
Accounts receivable – São Paulo State Finance Department	49,273	123,600
Allowance for doubtful accounts	(1,079)	-
Recoverable taxes	9,260	3,938
Escrow deposits	6,189	6,325
Other	17,262	10,232
	248,198	281,607
Prepaid expenses	5,783	5,562
	797,971	605,037
LONG-TERM ASSETS		
Accounts receivable		
Accounts receivable – São Paulo State Finance Department	117,632	143,278
Sale of assets and rights	70,496	70,496
Allowance for doubtful accounts	(72,714)	(70,496)
Deferred income and social contribution taxes	96,488	81,271
Escrow deposits	60,466	56,729
Other	100	3,005
	272,468	284,283
Prepaid expenses	62,602	-
	335,070	284,283
PERMANENT ASSETS		
Investments	4,245	4,245
Property, plant and equipment		
In service	5,537,417	5,178,489
Accumulated depreciation	(2,397,290)	(2,269,279)
	3,140,127	2,909,210
In progress	364,251	565,112
	3,504,378	3,474,322
Special liabilities	(9,556)	(9,088)
	3,494,822	3,465,234
	3,499,067	3,469,479
TOTAL ASSETS	4,632,108	4,358,799

The accompanying notes are an integral part of these financial statements.

TRANSMISSÃO PAULISTA

CNPJ 02.998.611/0001-04
PUBLICLY-TRADED COMPANY

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BALANCE SHEETS AS OF DECEMBER 31

(In thousands of Brazilian reais – R$)

	2004	2003
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Suppliers	39,787	25,832
Taxes payable	41,916	16,857
Loans, financing and debt charges	44,768	41,960
Regulatory charges	7,248	5,281
Payroll and related charges	12,863	14,262
Voluntary termination program	1,175	7,162
Accrued liabilities	38,911	42,872
Accounts payable	13,641	18,342
Interest on capital/dividends	44,399	72,556
Other	18,382	17,253
	263,090	262,377
LONG-TERM LIABILITIES		
Loans and financing	13,997	55,706
Accounts payable	220,954	206,104
Deferred income tax	16,374	16,374
Reserve for contingencies	216,900	175,440
Accrued taxes	38,524	37,416
Special liabilities - reversal/amortization	24,053	24,053
Other	8,474	8,433
	539,276	523,526
DEFERRED INCOME	134,465	151,450
SHAREHOLDERS' EQUITY		
Capital	462,000	462,000
Capital reserves	2,592,369	2,592,369
Profit reserves	157,929	142,020
Retained earnings	482,313	224,391
	3,694,611	3,420,780
Funds for capital increase	666	666
	3,695,277	3,421,446
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	4,632,108	4,358,799

The accompanying notes are an integral part of these financial statements.

TRANSMISSÃO PAULISTA

CNPJ 02.998.611/0001-04
PUBLICLY-TRADED COMPANY

(Convenience Translation into English from the Original Previously Issued in Portuguese)

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31
(In thousands of Brazilian reais-R$)

	2004	2003
OPERATING REVENUES		
Electricity network usage charges	1,155,864	903,778
Other revenues	5,645	6,381
	1,161,509	910,159
DEDUCTIONS FROM OPERATING REVENUES		
Global Reserve for Reversion- RGR	(31,416)	(24,328)
COFINS/PIS (taxes on revenues)	(94,535)	(39,131)
Recovery of COFINS / PIS – ANEEL Circular	62,602	-
ISS (service tax)	(166)	(107)
	(63,515)	(63,566)
NET OPERATING REVENUES	1,097,994	846,593
COST OF SERVICE		
Personnel	(98,954)	(88,776)
Materials	(7,697)	(8,167)
Outside services	(52,619)	(46,428)
Depreciation	(152,823)	(149,735)
	(312,093)	(293,106)
GROSS PROFIT	785,901	553,487
OPERATING EXPENSES		
Personnel	(218,578)	(221,652)
Voluntary termination program	(7,202)	(11,865)
Materials	(14,975)	(12,245)
Outside services	(30,102)	(35,026)
Depreciation	(11,746)	(10,817)
Regulatory charges	(15,833)	(2,785)
Reserve for contingencies	(41,460)	(30,390)
Allowance for doubtful accounts	(3,297)	-
Other expenses	(27,177)	(19,566)
	(370,370)	(344,346)
INCOME FROM SERVICES	415,531	209,141
FINANCIAL INCOME (EXPENSES)		
Amortization of negative goodwill	16,985	16,985
Income	80,535	90,838
Expenses	(22,099)	(23,526)
Monetary variations, net	3,779	(9,531)
Interest on capital	(75,000)	(147,249)
	4,200	(72,483)
INCOME FROM OPERATIONS	419,731	136,658
Nonoperating income	12,857	2,459
Nonoperating expenses	(7,042)	(9,154)
NONOPERATING INCOME (EXPENSES)	5,815	(6,695)
INCOME BEFORE TAXES ON INCOME	425,546	129,963
Social contribution tax	(38,156)	(12,835)
Income tax	(107,568)	(49,483)
Deferred social contribution tax	(1,606)	1,980
Deferred income tax	(4,438)	5,502
INCOME BEFORE REVERSAL OF INTEREST ON CAPITAL	273,778	75,127
Reversal of interest on capital	75,000	147,249
NET INCOME	348,778	222,376
Earnings per thousand shares - R$	2.34	1.49

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

(In thousands of Brazilian reais – R$)

Description	CAPITAL	RESERVES		RETAINED EARNINGS	SUBTOTAL	FUNDS FOR CAPITAL INCREASE	TOTAL
		CAPITAL	PROFIT				
Balances as of December 31, 2002	**462,000**	**2,592,369**	**132,677**	**161,822**	**3,348,868**	**666**	**3,349,534**
Realization of unrealized profit reserve	-	-	(1,776)	1,776	-	-	-
Realization of social contribution tax loss carryforwards	-	-	-	(3,215)	(3,215)	-	(3,215)
Net income	-	-	-	222,376	222,376	-	222,376
Payment of interest on capital							
RCA – May 12, 2003	-	-	-	(68,400)	(68,400)	-	(68,400)
RCA – September 8, 2003	-	-	-	(78,849)	(78,849)	-	(78,849)
Allocation of income proposed to Annual Shareholders' Meeting on April 23, 2004							
Legal reserve	-	-	11,119	(11,119)	-	-	-
Balances as of December 31, 2003	**462,000**	**2,592,369**	**142,020**	**224,391**	**3,420,780**	**666**	**3,421,446**
Realization of unrealized profit reserve	-	-	(1,530)	1,530	-	-	-
Net income	-	-	-	348,778	348,778	-	348,778
Prescribed dividends	-	-	-	53	53	-	53
Payment of interest on capital							
RCA - May 10, 2004	-	-	-	(27,177)	(27,177)	-	(27,177)
RCA - November 22, 2004	-	-	-	(47,823)	(47,823)	-	(47,823)
Allocation of income proposed to Annual Shareholders' Meeting on April 25, 2005							
Legal reserve	-	-	17,439	(17,439)	-	-	-
Balances as of December 31, 2004	**462,000**	**2,592,369**	**157,929**	**482,313**	**3,694,611**	**666**	**3,695,277**

RCA - Board of Directors' Meeting

Book value per,000 shares - R$ 24.75

The accompanying notes are an integral part of these financial statements.

TRANSMISSÃO PAULISTA

CNPJ 02.998.611/0001-04
PUBLICLY-TRADED COMPANY

(Convenience Translation into English from the Original Previously Issued in Portuguese)

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31

(In thousands of Brazilian reais – R$)

	2004	2003
SOURCES OF FUNDS		
From operations		
Net income	348,778	222,376
Items not affecting working capital		
Depreciation	164,569	160,552
Monetary and exchange variations on long-term items	16,075	23,485
Disposal of permanent assets	9,463	6,907
Amortization of negative goodwill	(16,985)	(16,985)
Deferred income and social contribution taxes	(15,217)	(7,482)
Reserve for contingencies	41,460	30,390
	548,143	419,243
From third parties		
Transfer from current to long-term liabilities	6,356	37,741
Transfer from long-term to current assets	31,255	26,569
Other	521	-
	38,132	64,310
Total sources	586,275	483,553
USES OF FUNDS		
Increase in long-term assets	4,019	27,214
Additions to property, plant and equipment	204,089	202,126
Interest on capital	75,000	147,249
Transfer from long-term to current liabilities	48,344	50,998
Recovery of COFINS / PIS (taxes on revenue) – ANEEL Circular	62,602	-
Transfer from current to long-term assets	-	3,789
Realization of social contribution tax loss carryforwards	-	3,215
Total uses	394,054	434,591
INCREASE IN WORKING CAPITAL	192,221	48,962
REPRESENTED BY		
Current assets		
At beginning of year	605,037	561,340
At end of year	797,971	605,037
Increase in current assets	192,934	43,697
Current liabilities		
At beginning of year	262,377	267,642
At end of year	263,090	262,377
Increase (decrease) in current liabilities	713	(5,265)
INCREASE IN WORKING CAPITAL	192,221	48,962

The accompanying notes are an integral part of these financial statements.


TRANSMISSÃO PAULISTA

(Convenience Translation into English from the Original Previously Issued in Portuguese)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

(Amounts in thousands of Brazilian reais – R$)

1. OPERATIONS

Companhia de Transmissão de Energia Elétrica Paulista ("CTEEP" or the "Company"), a publicly-traded company controlled by the Government of the State of São Paulo, is authorized to operate as an electric power public service concessionaire within the State of São Paulo, and is principally engaged in the planning, construction and operation of electric power transmission systems, as well as in research and development programs related to energy transmission and other activities related to the available technology, either directly or in cooperation with government or private bodies. The Company's activities are regulated and inspected by the National Electric Power Agency (ANEEL).

The Company originated from the partial spin-off of CESP - Companhia Energética de São Paulo, and started its commercial operations on April 1, 1999. On November 10, 2001, Empresa Paulista de Transmissão de Energia Elétrica S.A. (EPTE) was merged into the Company.

2. CORPORATE GOVERNANCE

In September 2002 the Company adhered to the Level-1 Corporate Governance practices of the São Paulo Stock Exchange (BOVESPA). Accordingly, the Company, whose preferred shares are included in the BOVESPA index (IBOVESPA), was also included in the Corporate Governance Index (IGC).

The commitments assumed in that adhesion ensure greater transparency of the Company for the market, investors and shareholders, thus facilitating their monitoring of actions by management and by the controlling shareholder.

3. PRESENTATION OF FINANCIAL STATEMENTS

The financial statements have been prepared in accordance with accounting practices adopted in Brazil, together with supplementary standards from the Brazilian Securities Commission (CVM) and specific legislation applicable to electric power public service concessionaires, established by the National Electric Power Agency (ANEEL).

These financial statements are in conformity with the principles, methods and criteria adopted by the Company as of the closing of the 2003 fiscal year.

For better presentation and comparison, the heading Accrued taxes was reclassified from Current Liabilities to Long-Term Liabilities in the 2003 financial statements, and the effects of this reclassification were also reflected in the Statements of Changes in Financial Position.

4. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

4.1. Specific Accounting Practices

a. Financial Charges and Monetary/Exchange Variations

In accordance with the provisions set forth in Accounting Instruction No. 6.3.10, item 4, of the accounting manual for electric power utilities, interest and other financial charges, as well as monetary and exchange variations, related to financing from third parties used in property, plant and equipment in progress, are stated as cost of these assets.

b. ANEEL (National Electric Power Agency) Standards

The Company adopted the procedures set forth in SFF/ANEEL Circular No. 2,306/2004 and SFF/ANEEL Circular No. 302/2005 (see Note 10).

4.2. General accounting practices

a. Temporary cash investments

Temporary cash investments are stated at cost plus income earned through the balance sheet date.

b. Consumers, concessionaires and permittees

Include amounts billed related to the use of connection systems and basic network by electric power concessionaires and companies related to these systems.

c. Inventories

Inventories are stated at average acquisition cost, not in excess of replacement value. Materials used in property, plant and equipment are recorded in property, plant and equipment in progress.

d. Property, plant and equipment

Property, plant and equipment items are stated at acquisition and/or construction cost, monetarily restated through December 31, 1995, plus CMC (Supplementary Monetary Restatement), established by Law No. 8,200, of June 28, 1991, interest on capital through December 31, 1998, financial charges, monetary and exchange variations of loans and financing related to property, plant and equipment in progress, less accumulated depreciation and amortization.

Depreciation is calculated under the straight-line method based on annual rates ranging from 2% to 8.3% for assets related to the transmission system, 10% for furniture and fixtures and 20% for vehicles, pursuant to Resolution No. 002, of December 24, 1997, updated by Resolution No. 44, of March 17, 1999, of the National Electric Power Agency (ANEEL).

e. Assets and liabilities subject to monetary and/exchange variations

Assets and liabilities subject to indexation are monetarily restated based on indices established by law or contract through the balance sheet date.

f. Deferred income

Unamortized negative goodwill refers to an investment accounted for by the equity method in the subsidiary EPTE – Empresa Paulista de Transmissão de Energia Elétrica S.A., merged by the Company on November 10, 2001.

This negative goodwill is amortized monthly over the subsidiary's concession period, which expires in December 2012.

g. Income and social contribution taxes

Calculated pursuant to applicable legislation, based on net income adjusted by the addition of nondeductible expenses, deduction of nontaxable income and addition and/or deduction of temporary differences.

h. Interest on capital

Interest on capital is stated as allocation of income, in shareholders' equity. For tax purposes, interest is recorded as financial expenses, reducing the income and social contribution tax basis.

i. Earnings per thousand shares

Calculated based on the number of shares outstanding at the balance sheet date.

5. TEMPORARY CASH INVESTMENTS

Temporary cash investments are represented by bank certificates of deposit and quotas of financial investment funds held in Banco Nossa Caixa S.A.

Type of investment	2004	2003
Floating rate bank certificates of deposit - interbank deposit rate.......	272,342	174,785
Financial investment fund-state-owned companies..............................	271,515	142,798
	543,857	317,583

6. CONSUMERS, CONCESSIONAIRES AND PERMITTEES

Our customers are electric power concessionaires/permittees and free consumers of electric power connected to the Company's facilities.

Facilities	2004	2003
Basic network........................	108,510	67,898
Connection............................	32,909	48,562
	141,419	116,460

7. ACCOUNTS RECEIVABLE - SÃO PAULO STATE FINANCE DEPARTMENT

	2004			2003
	Current	Long-term	Total	Total
Benefits - Law No. 4,819/58	36,852	24,568	61,420	82,467
Agreement for assignment of credit rights	-	-	-	89,592
Agreement for acknowledgement and consolidation of debts	9,841	64,785	74,626	70,881
Sale of real property	2,045	13,466	15,511	14,734
Other	535	14,813	15,348	9,204
	49,273	117,632	166,905	266,878

7.1. Benefits – Law No. 4,819/58

These amounts relate to advances made by CESP - Companhia Energética de São Paulo, from November 1981 to May 1983, for payment of benefits to employees participating in the pension plan of the State of São Paulo, in accordance with State Law No. 4,819/58.

As a result of CESP's partial spin-off, these receivables were transferred to the Company, and on August 6, 1999 an agreement was signed with the State Finance Department, to receive the amount in 84 monthly installments, adjusted according to the general market price index (IGP-M) variation, plus interest of 6% per year, from September 1999 through August 2006.

7.2. Agreement for Acknowledgement and Consolidation of Debts

On May 2, 2002, the Agreement for Acknowledgement and Consolidation of Debts was entered into with the State Finance Department, in which the state acknowledges a debt to the Company for the amounts corresponding to the disbursements originally made by CESP - Companhia Energética de São Paulo, from 1990 to 1999, for payment of pension benefits in accordance with State Law No. 4,819/58, with the acknowledged amount being adjusted up to January 2002 in accordance with the UFESP variation, and, starting in February 2002, in accordance with the monthly variation of the IGP-M, plus 6% per year. The reimbursement will be made in 120 monthly installments, beginning August 1, 2002, with final maturity on July 1, 2012.

7.3. Sale of real property

On July 31, 2002, a Private Transaction Agreement, including a promise to sell a real property, acknowledgement of liabilities and payment commitment, was signed with the State Finance Department, in which the State acknowledges its debt to the Company in the amount of R$ 12,243, which corresponds to the market value of the total area of the property occupied by the State and partially used for the construction of prisons called "Cadeião".

Therefore, the State agreed to reimburse the aforementioned amount to the Company in 120 monthly installments beginning August 1, 2002, with final maturity on July 1, 2012, adjusted according to the monthly variation of the IGP-M, plus interest of 6% per year.

7.4. Other

In addition to the above-mentioned amounts, CESP made an advance for payment of monthly expenses related to family allowance benefits, in accordance with Law No. 4819/58, in the amount of R$ 2,218 (long-term), R$ 535 (current) and R$ 12,595 (long-term), related to retired employees' labor lawsuits settled by the Company and under the State's responsibility, thus totaling R$ 15,348. The Company is negotiating the reimbursement of this amount with the State Finance Department. Considering the expectation of loss, in 2004 management decided to recognize an allowance for doubtful accounts in Long-term assets, in the amount of the aforementioned family allowance benefits.

8. SALE OF ASSETS AND RIGHTS

a. Technical Equipment Maintenance Center (CETEMEQ)

On April 13, 1998, a Private Agreement for Assignment and Transfer of Rights and Obligations was executed by and between EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A., merged into the Company on November 10, 2001, and Eletropaulo Metropolitana Eletricidade de São Paulo S.A. relating to the real property located at Rua Lavapés, 463, Cambuci, São Paulo, for the market price of R$ 70,496, payable in 21 equal and successive monthly installments, with maturity on the first business day of each month, beginning May 1998. In view of the contestation by Eletropaulo Metropolitana Eletricidade de São Paulo S.A. of the aforementioned amount and the fact that the installments had not been received, EPTE filed collection lawsuits on February 11, 1999 and October 18, 2000, with the 1st and 36th Civil District Courts of the Central Jurisdiction of São Paulo, respectively.

In December 2000, the net book value of this asset, in the amount of R$ 4,904, was disposed of from property, plant and equipment, and the related sale, taxes on the gain resulting from the sale, allowance for doubtful accounts and tax credits were recorded.

Due to uncertainties as to the outcome of this issue, the Company maintains a provision for the total balance receivable.

9. DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES

Refer to tax credits available for offset against future taxable income, calculated on temporarily nondeductible provisions in part "B" of the Taxable Income Computation Book (LALUR), and arising from the following provisions:

	2004			2003
	Income tax	Social contribution tax	Total	Total
Allowance for doubtful accounts	17,198	5,544	22,742	21,621
Reserve for tax contingencies	25,105	9,038	34,143	29,322
Reserve for labor contingencies	27,158	9,777	36,935	27,660
Reserve for social security contingencies	1,706	614	2,320	2,320
Reserve for civil contingencies	256	92	348	348
	71,423	25,065	96,488	81,271

10. COFINS AND PIS (TAXES ON REVENUE) REGULATORY ASSETS

According to the Transmission Concession Agreement entered into with ANEEL (National Electric Power Agency), the company is assured the maintenance of its economic and financial balance.

Due to the effects produced by Law No. 10,637, of December 30, 2002, Law No. 10,833, of December 29, 2003, and Law No. 10,865, of April 30, 2004, the increase in the COFINS and PIS rates, which was not considered in the adjustments of the Company's revenues, had an impact on its costs.

ANEEL's Year-End Official Letter and Supplementary Instructions for 2004 recognized this imbalance, establishing its recording by electric power transmission companies. In the next review of allowed annual revenue, to come into force beginning July 1, 2005, financial adjustments due to said laws must be contemplated.

Therefore, regulatory assets arising from an increase in COFINS and PIS rates, as established by SFF/ANEEL Circular No. 302/2005 of February 25, 2005, were recorded in long-term assets as Prepaid expenses in counterpart to Deductions from operating revenues and regulatory charges.

The balance of these regulatory assets as of December 31, 2004 is as follows:

Description	Period	Historical value
COFINS	Feb. 2004 to Dec. 2004	44,411
PIS	Dec. 2002 to Dec. 2004	18,191
		62,602

11. PROPERTY, PLANT AND EQUIPMENT

	2004			2003
	Restated cost	Accumulated depreciation	Net book value	Net book value
In service				
Intangible assets	56,942	-	56,942	56,597
Land	82,105	-	82,105	81,598
Buildings, construction and improvements	566,604	(309,151)	257,453	269,733
Machinery and equipment	4,781,186	(2,055,786)	2,725,400	2,481,292
Vehicles	29,487	(21,968)	7,519	9,491
Furniture and fixtures	21,093	(10,385)	10,708	10,499
	5,537,417	(2,397,290)	3,140,127	2,909,210
In progress	364,251	-	364,251	565,112
Special liabilities				
Donations received	(9,556)	-	(9,556)	(9,088)
	5,892,112	(2,397,290)	3,494,822	3,465,234

In accordance with the provisions set forth in Accounting Instruction No. 6.3.10, item 4, of the accounting manual for electric power utilities, interest and other financial charges, as well as monetary and exchange variations, in the amount of R$ 6,064 (2004) and R$ 6,049 (2003), related to financing contracted with Banco Société Générale to be used in property, plant and equipment in progress, are stated as cost of these assets.

In accordance with articles 63 and 64 of Decree No. 41,019 of February 26, 1957, assets and installations used in the transmission of electric power are linked to these services and cannot be retired, sold or pledged as mortgage guarantees without the prior and express authorization of the competent authorities. ANEEL Resolution No. 20/99 regulates the electric power utility concession assets, giving prior authorization for not restricting assets no longer serviceable to the concession, when intended for sale, and determining that the proceeds from the sale be deposited in a restricted bank account, and invested in the concession.

12. TAXES PAYABLE

	2004	2003
Deferred income tax – regulatory asset	15,627	-
COFINS	7,716	1,764
Deferred social contribution tax – regulatory asset	5,634	-
Social contribution tax on capital gain	5,247	5,247
Income tax – interest on capital	4,314	-
PIS (tax on revenue)	1,675	1,335
INSS (social security contribution)	495	446
Inspection fee - ANEEL	272	232
Social contribution tax	-	1,975
Income tax	-	4,989
Other	936	869
	41,916	16,857

13. LOANS AND FINANCING

	2004				2003
		Principal			
	Charges	Current	Long-term	Total	Total
Foreign currency					
Financial institutions	227	26,622	13,311	40,160	67,485
Local currency					
Fundação CESP	-	17,862	-	17,862	29,388
ELETROBRÁS	7	50	686	743	793
	7	17,912	686	18.605	30,181
	234	44,534	13,997	58,765	97,666

13.1. Financial institutions

Refers to a loan agreement entered into on May 13, 1998 with the Bank Société Générale in the amount of FRF 269,527,703 (€ 41,089,233) and guaranteed by Banco Real S.A. This financing, which funded investments in the Miguel Reale Substation, is subject to interest of 6.38% per year payable semiannually. A 2.25% acceptance fee is paid in advance on a semiannual basis to Banco Real S.A., calculated on the disbursed balance.

Amortization is made in ten equal and consecutive semiannual installments, the first of which in November 2001 and with the final installment scheduled for May 2006.

13.2. Fundação CESP

Refers to the Agreement for Acknowledgment of Debt and Other Covenants, signed in November 1997, with the approval of the Secretariat for Social Security and Supplementary Benefits and effective through November 2005.

The charges are calculated based on the employee pension plan actuarial cost variation (General Price Index – internal availability [IGP-DI] plus interest of 6% per year) or the TR (a managed prime rate) plus interest of 8% per year, whichever is higher, and are added to the principal on a monthly basis. In 2004 the balances were adjusted by 18.95%, based on actuarial cost variation.

13.3. Long-term amortization schedule

	Currency	
Maturity	Foreign	Local
2006	13,311	50
2007	-	50
2008	-	50
2009	-	50
2010	-	50
Thereafter	-	436
	13,311	686

14. ACCRUED LIABILITIES

	2004	2003
Vacation and vacation bonus	17,878	23,265
Payroll charges on vacation and vacation bonus	7,585	9,639
Employee profit sharing	13,448	9,968
	38,911	42,872

Employee profit sharing was recorded pursuant to Decree No. 41,497/96, in compliance with the assumptions established in the 2004/2005 collective labor agreement.

15. ACCOUNTS PAYABLE

The amounts of R$ 13,641 (R$ 18,342 in 2003), classified in Current liabilities and R$ 220,954 (R$ 206,104 in 2003), classified in Long-term liabilities, refer to the balances payable of two agreements for acknowledgment of debt related to the financing of actuarial deficit entered into with Fundação CESP, totaling R$ 234,595 (R$ 224,446 in 2003), related to BSPS (Settled Proportional Pension Plans), with monthly payments and final maturity scheduled for November 2017, restated based on the actuarial cost variation (General Price Index – Internal Availability [IGP-DI] plus interest of 6% per year).

As defined in the respective agreements, at the end of fiscal year, balances are adjusted for determining contribution installments for the subsequent year, according to actuarial deficits or surpluses, calculated in accordance with Fundação CESP's actuarial methodology.

The Company adopts the practice of not recording the reduction in agreement balances according to the surpluses obtained, considering that these are long-term liabilities and subject to volatility.

The liability calculated according to the actuarial methodology established by Brazilian Securities Commission Resolution No. 371/00 is R$ 208,035 (see Note 22.4), therefore lower than the total balance recorded by the Company.

16. RESERVE FOR CONTINGENCIES

The various types of contingencies were evaluated and classified based on the likelihood that the Company would incur economic and financial risk, as follows:

	Likelihood of loss							
	Probable		Possible		Remote		Total	
Type	2004	2003	2004	2003	2004	2003	2004	2003
Labor	108,631	81,354	23,877	58,000	151,438	110,228	283,946	249,582
Civil	1,023	1,023	-	-	-	-	1,023	1,023
Tax – urban property tax.	100,421	86,238	-	-	-	-	100,421	86,238
Social security - INSS	6,825	6,825	-	-	-	-	6,825	6,825
	216,900	175,440	23,877	58,000	151,438	110,228	392,215	343,668

The likelihood of loss for each contingency, resulting in an unfavorable outcome for the Company, is classified as follows:

Probable – the future event or events is likely to occur;

Possible – the chance of the future event or events occurring is more than remote, but less than probable; and

Remote – the chance of the future event or events occurring is slight.

Reserves have been recognized for contingencies classified as probable loss.

On a quarterly basis, lawsuits are reassessed and reserves are supplemented if necessary.

16.1. Labor

The Company assumed responsibility for certain lawsuits before different courts, arising principally from CESP's partial spin-off, and from the merger of EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A.

16.2. Tax – urban property tax

Reserve recorded to cover amounts due to the municipalities of São Paulo and São José dos Campos.

16.3. National Institute of Social Security (INSS)

On August 10, 2001, the Company received from the National Institute of Social Security (INSS) an assessment notice for nonpayment of social security on compensation paid to its employees in the form of meal tickets, morning snack and basket of staples during the period from April 1999 through July 2001. Accordingly, management decided to recognize a reserve and make a corresponding escrow deposit, recorded in long-term assets, under "Escrow deposits".

17. ACCRUED TAXES

The Company is challenging in court the constitutionality of the changes introduced by Law No. 9,718 of November 27, 1999, which increased the COFINS rate from 2% to 3% and included financial income and nonoperating income in the COFINS tax basis.

Accordingly, the Company recorded provisions and made the corresponding escrow deposits up to January 2004. Beginning February 2004, with the enactment of Law No. 10,833 of December 29, 2003, which establishes the noncumulative levy of COFINS, the Company started making the payments in accordance with the new law. The escrow deposit amounts to R$ 38,524, recorded in long-term assets, under "Escrow deposits".

18. SHAREHOLDERS' EQUITY

18.1. Capital

The Company's authorized capital is R$ 1,469,090, represented by R$ 615,696 in common shares and R$ 853,394 in preferred shares, all of which are registered shares without par value.

Subscribed and paid-up capital is R$ 462,000, represented by 62,558,662,803 common shares and 86,726,372,193 preferred shares, totaling 149,285,034,996 shares.

Preferred shares do not have voting rights; however, they entitle their holders to priority in capital reimbursement and to receive noncumulative dividends of 10% per year calculated on the paid-up capital corresponding to this type of share.

18.2. Ownership structure

The Company's main shareholders are as follows:

	2004					
	Number of shares – in units					
	Common	%	Preferred	%	Total	%
Government of the State of São Paulo and related companies - (control)						
State Finance Department	33,134,660,880	52.97	6,321,251,879	7.29	39,455,912,759	26.43
Banco Nossa Caixa S.A.	5,136,117,240	8.21	7,686,364,200	8.86	12,822,481,440	8.59
Companhia do Metropolitano de São Paulo - METRÔ	1,979,332,142	3.16	-	-	1,979,332,142	1.33
Other	8,777,700	0.01	153,576,465	0.18	162,354,165	0.10
	40,258,887,962	64.35	14,161,192,544	16.33	54,420,080,506	36.45
Other - (outstanding shares)						
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS	6,160,836,510	9.85	46,626,881,775	53.76	52,787,718,285	35.36
Federal Government	9,556,150,967	15.28	-	-	9,556,150,967	6.40
BNDES Part S.A. BNDESPAR	-	-	2,950,169,191	3.40	2,950,169,191	1.98
Pension Plan for Banco do Brasil's employees	296,439,000	0.47	1,348,157,697	1.56	1,644,596,697	1.10
L Parisotto Participações Ltda	-	-	1,100,000,000	1.27	1,100,000,000	0.74
LIGHTPAR - Light Participações S.A.	-	-	979,189,800	1.13	979,189,800	0.66
Petrobrás Pension Plan - PETROS	-	-	933,109,138	1.07	933,109,138	0.62
Wisteria Holdings LLC	691,424,140	1.11	6,400,000	0.01	697,824,140	0.47
ABN AMRO Funds	-	-	639,000,000	0.74	639,000,000	0.43
The Bank of New York - ADR Department	36,999,000	0.06	85,153,200	0.10	122,152,200	0.08
Directors	-	-	212,710	-	212,710	-
Board of Directors	30	-	23,806	-	23,836	-
Fiscal Council	-	-	-	-	-	-
Other(1)	5,557,925,194	8.88	17,896,882,332	20.63	23,454,807,526	15.71
	22,299,774,841	35.65	72,565,179,649	83.67	94,864,954,490	63.55
	62,558,662,803	100.00	86,726,372,193	100.00	149,285,034,996	100.00

(1) Includes shareholders that individually hold shares not exceeding 5% of voting capital.

	2003					
	Number of shares - in units					
	Common	%	Preferred	%	Total	%
Government of the State of São Paulo and related companies - (control)						
State Finance Department	33,134,660,880	52.97	6,321,251,879	7.29	39,455,912,759	26.43
Banco Nossa Caixa S.A.	5,136,117,240	8.21	7,686,364,200	8.86	12,822,481,440	8.59
Companhia do Metropolitano de São Paulo - METRÔ	1,979,332,142	3.16	-	-	1,979,332,142	1.33
Other	8,777,700	0.01	153,576,465	0.18	162,354,165	0.10
	40,258,887,962	64.35	14,161,192,544	16.33	54,420,080,506	36.45
Other - (outstanding shares)						
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS	6,160,836,510	9.85	46,626,881,775	53.76	52,787,718,285	35.36
Federal Government	9,556,150,967	15.28	-	-	9,556,150,967	6,40
BNDES Part S.A. BNDESPAR	-	-	2,950,169,191	3.40	2,950,169,191	1.98
Pension Plan for Banco do Brasil's employees	296,439,000	0.47	1,348,157,697	1.55	1,644,596,697	1.10
Fundação CESP	-	-	1,637,600,000	1.89	1,637,600,000	1.10
Petrobrás Pension Plan - PETROS	-	-	1,412,200,000	1.63	1,412,200,000	0.94
LIGHTPAR - Light Participações S.A.	-	-	979,189,800	1.13	979,189,800	0.66
Wisteria Holdings LLC	691,424,140	1.11	6,400,000	0.01	697,824,140	0.47
The Bank of New York - ADR Department	36,999,000	0.06	97,636,200	0.11	134,635,200	0.09
Directors	-	-	212,710	-	212,710	-
Board of Directors	31	-	103,807	-	103,838	-
Fiscal Council	-	-	-	-	-	-
Other(1)	5,557,925,193	8.88	17,506,628,469	20.19	23,064,553,662	15.45
	22,299,774,841	35.65	72,565,179,649	83.67	94,864,954,490	63.55
	62,558,662,803	100.00	86,726,372,193	100.00	149,285,034,996	100.00

(1) Includes shareholders that individually hold shares not exceeding 5% of voting capital.

18.3. Ownership structure of shareholders holding more than 5% of voting capital

	2004					
	Number of shares - in units					
	Common	%	Preferred	%	Total	%
Banco Nossa Caixa S.A						
State Finance Department	35,678,562	99.99	-	-	35,678,562	99.99
Other	17	0.01	-	-	17	0.01
	35,678,579	100.00	-	-	35,678,579	100.00
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS						
Federal Government	264,328,120,835	58.41	17,595,501,100	20.70	281,923,621,935	52.45
BNDESPAR	67,516,953,798	14.92	346,083,390	0.41	67,863,037,188	12.63
National Development Fund	22,810,794,898	5.04	-	-	22,810,794,898	4.24
Other	97,855,894,019	21.63	67,049,172,840	78.89	164,905,066,859	30.68
	452,511,763,550	100.00	84,990,757,330	100.00	537,502,520,880	100.00
BNDESPAR						
National Bank for Economic and Social Development (BNDES)	1	100.00	-	-	1	100.00
BNDES						
Federal Government	6,273,711,452	100.00	-	-	6,273,711,452	100.00

	2003					
	Number of shares - in units					
	Common	%	Preferred	%	Total	%
Banco Nossa Caixa S.A						
State Finance Department	35,678,562	99.99	-	-	35,678,562	99.99
Other	17	0.01	-	-	17	0.01
	35,678,579	100.00	-	-	35,678,579	100.00
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS						
Federal Government	264,328,120,835	58.41	17,595,460,180	20.70	281,923,581,015	52.45
BNDESPAR	67,789,960,070	14.98	532,937,780	0.63	68,322,897,850	12.71
National Development Fund	22,810,794,898	5.04	-	-	22,810,794,898	4.24
Other	97,582,887,747	21.57	66,862,359,370	78.67	164,445,247,117	30.60
	452,511,763,550	100.00	84,990,757,330	100.00	537,502,520,880	100.00
BNDESPAR						
National Bank for Economic and Social Development (BNDES)	1	100.00	-	-	1	100.00
BNDES						
Federal Government	6,273,711,452	100.00	-	-	6,273,711,452	100.00

18.4. Capital reserves

	2004	2003
Investment grants - CRC	1,802,084	1,802,084
Interest on financing for property, plant and equipment - Capital	633,053	633,053
Investment grants	150,489	150,489
Tax incentives – FINAM (Amazon Investment Fund)	6,743	6,743
	2,592,369	2,592,369

a. Interest on financing for property, plant and equipment in progress

Refers to interest on financing used in construction, applied to work in progress, and which can only be used for capital increase. In 1999, the Company discontinued this practice, as allowed by the accounting manual for electric power utilities.

18.5. Profit reserves

	2004	2003
Legal reserve	63,480	46,041
Statutory reserve	46,200	46,200
Unrealized profit reserve	48,249	49,779
	157,929	142,020

a. Legal reserve

Recognized at 5% of net income, before any allocation, up to the limit of 20% of capital.

b. Statutory reserve

The Company's bylaws establish the recognition of this reserve at the rate of 20% of net income, less legal reserve and mandatory minimum dividends, up to to the limit of 10% of capital.

c. Unrealized profit reserve

Unrealized profits result from a credit balance of monetary restament of permanent assets and shareholders' equity through 1995. This reserve is realized in proportion to the depreciation of property, plant and equipment. The realized amounts are monthly transferred to the retained earnings account.

18.6. Payment of dividends to shareholders

Article 31, paragraph 1, of the Company's by laws establishes semiannual payment of dividends to shareholders, calculated based on the paid-up capital, as follows:

- 10% per year for preferred shares; and
- Until 10% per year for common shares.

a. Interest on capital

Under Law No. 9,249 of December 26, 1995, legal entities taxed based on taxable income may pay interest on capital to their shareholders contingent upon the existence of income before deduction of interest on capital or on the amount of retained earnings and profit reserves; in both cases limited to 50% of the respective accounts, allowing the deductibility, for tax purposes, of the interest paid to shareholders.

Accordingly, on December 2, 2004 interest on capital in the amount of R$ 27,177 was paid.

The Board of Directors, in a meeting held on November 22, 2004, decided to pay interest on capital to shareholders, in the amount of R$ 47,823, corresponding to R$ 0.5023946 per,000 shares (preferred and common), whose payment will be made on June 23, 2005, thus totaling R$75,000 for 2004.

The interest on capital paid may, according to article 9, paragraph 7, of Law No. 9,249/95, be offset against the dividends referred to in article 202 of Law No. 6,404/76 and article 31, paragraph 3, of the Company's bylaws.

b. Allocation of income

	2004	2003
Net income	348,778	222,376
Recognition of legal reserve	(17,439)	(11,119)
Realization of unrealized profit reserve - Supplementary monetary restatement - Law No. 8,200/91	1,530	1,776
Dividends payable	332,869	213,033
Interest on capital	(75,000)	(147,249)
Balance available for resolution at Annual Shareholders' Meeting	257,869	65,784
Retained earnings	257,869	65,784
Mandatory minimum dividends	46,200	46,200

c. Profit retention

Management, considering the proposal for the multi-annual capital budget, and grounded on article 196 of Law No. 6,404/76 and Brazilian Securities Commission Instruction No. 59/86, proposes to the Annual Shareholders' Meeting the retention of the remaining profit balance, in the amount of R$ 257,869, in the retained earnings account.

19. PERIODIC REVIEW OF ALLOWED ANNUAL REVENUE

In accordance with Concession Agreement No. 59/2001, entered into with the Federal Government on June 20, 2001 through ANEEL, every four years, beginning on the date this agreement is signed, ANEEL will periodically review the Allowed Annual Revenue from electric power transmission related to the implementation of authorized projects that were placed in service after December 31, 1999, with the purpose of promoting efficiency and tariff reasonableness, pursuant to specific regulation to be issued by ANEEL. Accordingly, the first periodic review of the Company's Allowed Annual Revenue will occur on July 1, 2005. In 2004, revenue from the use of the Company's electricity network amounted to R$ 1,155,864, including R$ 103,906 referring to authorized projects that were placed in service after December 31, 1999.

20. FINANCIAL INCOME (EXPENSES)

	2004	2003
Income		
Income from temporary cash investments	66,386	65,886
Interest on accounts receivable - State Finance Department	18,397	29,284
Revenue deductions - COFINS	(4,404)	(3,337)
Revenue deductions - PIS	(1,036)	(1,835)
Other	1,192	840
	80,535	90,838
Expenses		
Debt charges	(14,030)	(14,824)
CPMF (tax on bank transactions)	(5,460)	(5,396)
RGR (global reserve for reversion)	(1,116)	(1,116)
Charges on taxes - CETEMEQ	(717)	(1,202)
Other	(776)	(988)
	(22,099)	(23,526)
Monetary variations		
On assets	23,351	15,212
On liabilities	(19,572)	(24,743)
	3,779	(9,531)

21. INCOME AND SOCIAL CONTRIBUTION TAXES

The Company records monthly provisions for income and social contribution taxes, and calculates such amounts based on monthly trial balances (for tax suspension and reduction purposes).

21.1. Reconciliation of income and social contribution taxes

Tax expenses are determined based on prevailing rates, totaling 34% (25% for income tax and 9% for social contribution tax).

	2004		2003	
	Income tax	Social contribution tax	Income tax	Social contribution tax
Income before taxes on income	425,546	425,546	129,963	129,963
Additions/deductions				
Amortization of negative goodwill	30,407	20,670	30,407	20,670
Taxes under litigation	1,108		12,516	
Offset of tax loss carryforwards		-		(35,719)
Other additions (deductions)	(9,037)	(4,416)	3,038	5,697
	448,024	441,800	175,924	120,611
	25%	9%	25%	9%
Income and social contribution tax expense	(112,006)	(39,762)	(43,981)	(10,855)

21.2. Breakdown of taxes

	2004		2003	
	Income tax	Social contribution tax	Income tax	Social contribution tax
Income before taxes on income	425,546	425,546	129,963	129,963
Tax with injunction - COFINS	1,107	-	12,516	-
Reserve for tax contingencies	27,277	27,277	21,794	21,794
Reserve for tax contingencies – IPTU (urban property tax)	14,183	14,183	8,596	8,596
Reserve for voluntary termination program	7,202	7,202	11,865	11,865
Reserve for employee profit sharing	13,448	13,448	9,968	9,968
Allowance for doubtful accounts	3,297	3,297	-	-
Allowance for losses – FINAM (Amazon Investment Fund)	2,905	2,905	-	-
Negative goodwill on investment acquisition	30,407	20,670	30,407	20,670
Reversal of provisions	(28,951)	(28,951)	(24,528)	(24,528)
Recovery of COFINS/PIS (taxes on revenue) – ANEEL Circular	(62,602)	(62,602)	-	-
Lei Rouanet (culture sponsorship law)	900	900	-	-
Offset of tax loss carryforwards – limited to 30%		-		(35,719)
Other	215	82	252	-
Income – Tax basis	434,934	423,957	200,833	142,609
Rate of 15%	(65,240)		(30,125)	
Rate of 10%	(43,469)		(20,059)	
Rate of 9%		(38,156)		(12,835)
Tax incentives	1,142		701	
Provision for income and social contribution taxes	(107,568)	(38,156)	(49,483)	(12,835)
Deferred income and social contribution taxes	(4,438)	(1,606)	5,502	1,980
Income and social contribution tax expense	(112,006)	(39,762)	(43,981)	(10,855)

22. PENSION PLANS FOR EMPLOYEES

Fundação CESP maintains pension plans for the Company's employees.

22.1. Plan "A" – retirement benefits

Law No. 4,819/58, applicable to employees hired through May 13, 1974, establishes retirement pension, leave allowance and family allowance benefits. The funds necessary to cover the expenses included in this plan are under the responsibility of the proper agencies of the State of São Paulo Government.

22.2. Plans "B" and"B1" - retirement benefits

Plans "B" and "B1", regulated by Law 6,435/77 and managed by Fundação CESP, are sponsored by the Company, granting pension supplementation benefits, whose reserves are established under the financial capitalization method.

Plan "B" refers to the BSPS (Settled Proportional Pension Plans), calculated as of December 31, 1997 (CTEEP) and March 31, 1998 (EPTE), in accordance with prevailing regulation, and its financial and economic balance is adjusted to that of those dates. The annual actuarial technical result of this plan (deficit or surplus) is under the Company's responsibility.

On January 1, 1998 (CTEEP) and April 1, 1998 (EPTE), the Company implemented Plan "B1", which defines equal contributions and responsibilities between the Company and participants, for purposes of maintaining the plan's actuarial economic and financial balance. This plan grants pension benefits to its employees, former employees and respective beneficiaries, with the purpose of supplementing benefits granted by the social security system. The plan is a mixed model, made up of 70% of defined *benefit and 30% of defined contribution.*

22.3. PSAP Plan – Transmissão Paulista

On January 1, 2004, the plans sponsored by the Company, as well as those of the former EPTE, were financially merged, and the individual characteristics of the respective plans were maintained, thus establishing the PSAP Plan – Transmissão Paulista.

22.4. Statement - CVM Resolution No. 371/00

The main economic and financial information regarding the Company's plans (CTEEP/EPTE), in accordance with CVM Resolution No. 371/00 and based on the actuarial report as of December 31, 2004, is as follows:

a. Reconciliation of assets and liabilities

	2004	2003
Fair value of assets	1,144,089	866,411
Total actuarial liabilities	(1,182,715)	(1,036,488)
Gains to be recognized in future years	(169,409)	(50,040)
Net liabilities	(208,035)	(220,117)

Therefore, based on the evaluation prepared by independent actuaries for calculating actuarial obligations, there are no additional liabilities to be recognized as of the Company's balance sheet date, except those already recognized as loans related to retentions of reserves (see Note 13.2) and acknowledgement of debt (see Note 15), which amount to R$ 252,457.

b. Changes in the plan assets

	2004	2003
Fair value of assets	866,411	651,641
Employer's contributions	42,260	44,717
Employee's contributions	5,342	5,775
Return on investments	263,443	186,956
Benefits paid	(33,897)	(22,724)
Transfer from defined contribution to defined benefit	530	46
	1,144,089	866,411

c. Changes in actuarial liabilities

	2004	2003
Present value of net actuarial obligation	1,036,488	898,382
Cost of current service	9,090	9,289
Cost of interest	161,070	138,613
Actuarial loss	9,434	12,882
Benefits paid	(33,897)	(22,724)
Transfer from defined contribution to defined benefit	530	46
	1,182,715	1,036,488

d. Plan Participants

	2004	2003
Active employees	2,910	3,055
Inactive employees		
Retired	654	556
Disability retired	24	18
Pensioners	47	37
	725	611
	3,635	3,666

e. Actuarial Assumptions

	2004	2003
Rate used to discount to present value of actuarial liability	12.89%	15.54%
Estimated return on plan assets	12.89%	15.54%
Salary growth rate	9.18%	12.27%
Adjustment rate for continued benefits	6.00%	9.00%
Benefit/salary capacity factor to maintain purchase power	97.75%	95.50%
Turnover rate	Null	2.00%
General mortality table	GAM-83	AT-49
Disability rate	Light-average	Light-average
Disability mortality table	IAPB-55	IAPB-55
Active employee mortality table	Hamza method	Hamza method

22.5. Other benefits

In addition to the plan's benefits, the Company offers its employees other benefits, such as dental, hospital and medical care, which are also managed by Fundação CESP. The amount of these benefits is recorded in Actuarial liabilities, referred to in Note 22.4.

23. CONCESSIONS

Through Administrative Rule No. 185 of June 6, 2001, issued by the Ministry of Mines and Energy (MME), the concession held by the Company for the electric power transmission service related to the basic network, connections and other installations was extended for 20 years, beginning July 8, 1995.

Accordingly, on June 20, 2001, the concession agreement for the electric power transmission public service was entered into by and between CTEEP and the concession authority, through ANEEL.

This concession agreement was amended on December 14, 2001, in view of the merger of EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A. into the Company. The initially agreed conditions were maintained, except for the allowed annual revenue cap to be maintained, which was reduced by 0.58% in July 2002 and 3.56% in July 2003, equivalent to 50% of the efficiency gains expected from the merger.

24. FINANCIAL INSTRUMENTS

The Company's main source of revenue is the use of its electric power transmission system by other concessionaires and operators. Its annual revenue related to Basic and Connection Network facilities is defined by ANEEL, pursuant to prevailing legislation.

The main risk factors inherent to the Company's operations may be identified as follows:

a. Credit risk

The Company has agreements with the ONS (National Electric System Operator), concessionaires and other agents for regulating the provision of services related to the Basic Network for 112 users, with a bank guarantee clause. Likewise, the Company has agreements regulating the provision of services in other transmission facilities with 20 concessionaires and other agents, with a bank guarantee clause (see Note 6).

b. Price risk

Pursuant to the concession agreement, the Company's revenues are anually adjusted by ANEEL based on the variation of the General Market Price Index, and part of the revenues are subject to periodic review every 4 years (see Note 19).

c. Liquidity risk

As established by a state decree, the Company centralizes its financial investments at Banco Nossa Caixa S.A. (see Note 5).

d. Exchange risk

The Company has only one foreign currency financing agreement, which totals € 11,095,540 as of the balance sheet date. Given the risk amount, said financing is not hedged (see Note 13).

e. Interest rate risk

Interest based on the variation of the General Price Index – Internal Availability (IGP-DI) plus interest of 6% per year is charged on debt agreeements with Fundação CESP (see Notes 13 and 15).

The carrying amounts of financial instruments, when compared with the values that might be obtained in their negotiation in the market, or in market absence, with the net present value adjusted based on the prevailing market interest rate, approximate their fair values.

25. INSURANCE

Specification by type of risk and the effective period of the Company's insurance policies is as follows.

		Insured amount		Premium	
Risks	Effective period	US$ 000	R$ 000	US$ 000	R$ 000
Assets	11/02/04 to 11/02/05	-	2,164,910	-	5,596
Aircraft					
Civil Liability/Hull	11/02/04 to 11/02/05	56,020	-	67	13
RETA	11/02/04 to 11/02/05	-	368	-	2
General civil liability	10/17/04 to 10/17/05	-	10,000	-	207
Domestic transportation	09/18/04 to 09/18/05	-	230,000	-	35
Personal accidents - group	05/01/04 to 05/01/05	-	105,303	-	11

25.1. Assets

Coverage for risks of fire and electric damage to equipment installed in the transmission substations, buildings and respective contents, inventories and facilities.

25.2. Aircraft

Mandatory coverage for the Air Carrier Liability (RETA), Hull and Civil Liability (LUC) for the air fleet.

25.3. General civil liability

Coverage for repairs due to involuntary, personal and/or material damages to third parties, resulting from the Company's operations.

25.4. Domestic transportation

Coverage for damages to goods and equipment transported by the Company in Brazil.

25.5. Personal accidents - group

Coverage for personal accidents to executives, interns and apprentices.

26. COLLECTION LAWSUIT BY ELETROBRÁS AGAINST ELETROPAULO AND EPTE

In 1989, Centrais Elétricas Brasileiras S.A. - ELETROBRÁS filed a collection lawsuit against ELETROPAULO - Eletricidade de São Paulo S.A. (currently Eletropaulo Metropolitana Eletricidade de São Paulo S.A.) referring to the balance of a certain financing agreement. In 1999 a judgment was issued on the aforementioned lawsuit, ordering ELETROPAULO to pay the calculated balance. Under the partial spin-off protocol of ELETROPAULO, made on December 31, 1997 and which resulted in the establishment of EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A. and other companies, ELETROPAULO is solely liable for obligations of any kind referring to lawsuits until the spin-off date, except for contingent liabilities whose provisions had been allocated to the merging companies. In the case in question, at the time of the spin-off, there was no allocation to EPTE of any provision for such purpose, leaving it clear then that ELETROPAULO was exclusively responsible for the referred contingency. At the time of the spin-off there was only the transfer to EPTE assets of an escrow deposit in the historical amount of R$ 4.00, made in 1988 by ELETROPAULO, referring to the amount that it understood to be owed to ELETROBRÁS regarding the balance of the mentioned financing agreement, and allocation to EPTE's liabilities of the same amount referring to this debt.

Therefore, under the partial spin-off protocol of ELETROPAULO, EPTE would be liable for known and ascertained debts in the exact restated amount available in the mentioned escrow deposit made in 1988, and ELETROPAULO would be liable for the contingent liabilities referring to the difference between the amount demanded in court by ELETROBRÁS and the restated amount of the mentioned escrow deposit. In October 2001, ELETROBRÁS executed the sentence referring to the mentioned financing agreement, charging R$ 429 million from ELETROPAULO and R$ 49 million from EPTE, understanding that EPTE would pay its part with the restated amounts of the mentioned escrow deposit. CTEEP merged EPTE on November 10, 2001, succeeding it in its obligations.

On September 26, 2003, a sentence of the Court of Justice of the State of Rio de Janeiro was published, excluding ELETROPAULO from the execution of the mentioned sentence. Due to these facts, ELETROBRÁS filed, on December 16, 2003, a Special Appeal to the Superior Court of Justice and an Extraordinary Appeal with the Federal Supreme Court to maintain the mentioned collection regarding ELETROPAULO.

With respect to that debt and in view of the formal documents of the partial spin-off of ELETROPAULO, CTEEP, according to the understanding of its legal counsel, is only liable for payment equivalent to the restated amount of the escrow deposit made in 1988 for this purpose and which is currently part of its assets, and intends to proceed in the defense of such right. On the other hand, the Company has not recognized a provision for the remaining contingency, currently estimated at R$ 622 million, and which the Company understands as being the liability of ELETROPAULO, from whom the debt is being charged by ELETROBRÁS.

27. SUBSEQUENT EVENTS

27.1. Inclusion of the Company in the PED

On February 3, 2005, the State Official Gazette published a bill submitted by the state governor, which changes Law No. 9,361/96. According to said bill, CTEEP is included in the PED (State Privatization Program).

27.2. Authorization of improvements to the basic network

ANEEL Resolution No. 64, of January 31, 2005, authorized the Company to make improvements to the transmission facilities that are part of the Basic Network of the National Interconnected System.

The improvement program comprises the following implementations:

- Anhanguera substation, located in the city of Osasco, state of São Paulo, to be placed in service on April 1, 2007;

- Anhanguera–Guarulhos Transmission Line, 22-km long, with a double circuit and to be placed in service on May 1, 2006; and

- Two line entrance modules in the Guarulhos Substation, located in the city of Guarulhos, state of São Paulo, for the Anhanguera–Guarulhos Transmission Line, also to be placed in service on May 1, 2006.

The corresponding portion of allowed annual revenue will be over 30 years, beginning on the date of the placement in service: R$ 73,114 for the first 15 years, and 50% of this amount for the 15 subsequent years. A surtax of 2.707%, referring to the annual quota of the RGR (global reserve for reversion) will be applied to the amounts of allowed annual revenue until December 2010.



(Convenience Translation into English from the Original Previously Issued in Portuguese)

ATTACHMENT I

STATEMENTS OF VALUE ADDED
FOR THE YEARS ENDED DECEMBER 31
(In thousands of Brazilian reais – R$)

	2004	2003
VALUE ADDED		
Electric network usage and service charges	1,161,509	910,159
Allowance for doubtful accounts	(3,297)	-
Nonoperating revenues	13,055	2,651
	1,171,267	912,810
INPUTS PURCHASED FROM THIRD PARTIES		
Outside services	(82,721)	(81,454)
Materials	(22,672)	(20,412)
Other operating inputs	(42,218)	(16,529)
Nonoperating expenses	(7,042)	(9,154)
	(154,653)	(127,549)
GROSS VALUE ADDED	1,016,614	785,261
RETENTIONS		
Regulatory depreciation quotas	(164,569)	(160,552)
NET VALUE ADDED	852,045	624,709
VALUE ADDED RECEIVED IN TRANSFER		
Amortization of negative goodwill	16,985	16,985
Financial income	85,975	96,010
	102,960	112,995
UNDISTRIBUTED VALUED ADDED	955,005	737,704
DISTRIBUTION OF VALUE ADDED		
Employee compensation	298,839	305,451
Taxes	237,697	146,239
Interest and monetary variations	18,320	33,057
Lease and rents	4,122	3,468
Concession regulatory charges	47,249	27,113
Dividends	75,000	147,249
Recognition/realization of reserves	15,909	9,343
Retained earnings	257,869	65,784
	955,005	737,704


TRANSMISSÃO
PAULISTA

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ATTACHMENT II

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31

(In thousands of Brazilian reais – R$)

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Receipts from consumers	1,128,578	885,887
Receipts from other	24,873	8,392
Payments to suppliers	(154,941)	(131,531)
Payments to employees	(341,707)	(317,695)
Taxes	(271,557)	(107,794)
	385,246	337,259
CASH FLOWS FROM INVESTING ACTIVITIES		
Additions to property, plant and equipment	(162,729)	(182,229)
CASH FLOWS FROM FINANCIAL ACTIVITIES		
Income from temporary cash investments	53,049	52,684
Payment of loans	(64,451)	(74,165)
Interest on capital/dividends	(96,299)	(127,130)
Tax on bank transactions (CPMF)	(5,596)	(5,372)
Other	(1,116)	(1,116)
	(114,413)	(155,099)
CASH FLOWS FROM NONOPERATING ACTIVITIES		
Other inflows(1)	143,184	103,726
Other outflows(2)	(25,166)	(161,190)
	118,018	(57,464)
INCREASE (DECREASE) IN CASH	226,122	(57,533)
CHANGE IN CASH		
At beginning of year	317,868	375,401
At end of year	543,990	317,868
	226,122	(57,533)

(1) Refer basically to amounts received from the State Finance Department.

(2) In 2003, refer basically to agreements signed with CESP (Companhia Energética de São Paulo) for assignment of credit rights.

JOSÉ SIDNEI COLOMBO MARTINI

President

GERSON AMAURI FONTOURA DA SILVA KOZMA

Administrative Director

CELSO SEBASTIÃO CERCHIARI

Technical Director

CLÁUDIO CINTRÃO FORGHIERI

Finance and Investor Relations Director

CLOVIS JOSÉ ROSSI

Accountant
CRC – 1SP 127796/O-5

BOARD OF DIRECTORS

Chairman:
MAURO GUILHERME JARDIM ARCE

Vice-Chairman:
RUY MARTINS ALTENFELDER SILVA

Members:
ANTONIO CARLOS RIZEQUE MALUFE

CARLOS PEDRO JENS

CLÁUDIA MARIA COSTIN

FERNANDO CARVALHO BRAGA

FERNANDO JOSÉ TENÓRIO ACOSTA

FERNANDO MAIDA DALL'ACQUA

HELENA KERR DO AMARAL

LUIZ DE FREITAS BUENO

LUIZ TACCA JÚNIOR

MIGUEL CARLOS FONTOURA DA SILVA KOZMA

NELSON VIEIRA BARREIRA

NORBERTO DE FRANCO MEDEIROS

SÍLVIO ALEIXO

Deloitte.

Deloitte Touche Tohmatsu
Rua Alexandre Dumas, 1981
04717-906 - São Paulo - SP
Brasil

Tel.: +55 (11) 5186-1000
Fax: +55 (11) 5181-2911
www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Management of
CTEEP - Companhia de Transmissão de Energia Elétrica Paulista
São Paulo - SP

1. We have audited the accompanying balance sheet of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista (the "Company") as of December 31, 2004, and the related statements of income, changes in shareholders' equity, and changes in financial position for the year then ended, all expressed in Brazilian reais and prepared under the responsibility of the Company's management.

2. Our audit was conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista as of December 31, 2004, and the results of its operations, the changes in shareholders' equity, and the changes in its financial position for the year then ended in conformity with accounting practices adopted in Brazil.

4. The supplementary information included in Attachments I and II, referring, respectively, to the statements of cash flows and value added for the year ended December 31, 2004, is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures mentioned in paragraph 2 and, in our opinion, is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

5. The financial statements for the year ended December 31, 2003 and the supplementary information included in Attachments I and II, presented for comparative purposes, were audited by other independent auditors whose report thereon, dated February 27, 2004, was unqualified.

6. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, March 2, 2005

DELOITTE TOUCHE TOHMATSU	Maurício Pires de Andrade Resende
Auditores Independentes	Engagement Partner
CRC nº 2 SP 011609/O-8	CRC nº 1 MG 049699/O-2 "T" SP

FISCAL COUNCIL'S REPORT

The Fiscal Council of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista, in compliance with the provisions of items I, II, III and VII of article 163 of Law No. 6404, of December 15, 1976, has examined the Company's Financial Statements for the year ended December 31, 2004, prepared in accordance with the principles established in chapters XV and XVI of the aforementioned law, comprising the Balance Sheet, Statement of Income, Statement of Changes in Shareholders' Equity, and Statement of Changes in Financial Position, accompanied by the related Notes, Statement of Value Added, Statement of Cash Flows and the Management Report on the business and main administrative events for the year. It has also analyzed the Capital Budget for 2005 and 2006 for the purposes set forth in article 196 of Law No. 6404/76.

Based on the examination performed and on the Independent Auditors' Report, in the opinion of the Fiscal Council, the Financial Statements and supplementary information, as well as the Capital Budget, are adequate for submission for appreciation and approval by the Shareholders.

São Paulo, March 14, 2005

Ana Maria Linhares Richtman

Carlos Alberto Pontelli

João Paulo Pombeiro Gomes

Raimundo Francisco Alencar de Melo

Rômulo Rodrigues